CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

VIA EDGAR

May 18, 2017

Pamela A. Long Assistant Director

Office of Manufacturing and Construction

Asia Timmons-Pierce, Staff Attorney

Chris Ronne, Staff Attorney

Tracie Mariner

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Internet Nationwide Financial Services, Inc.
Registration Statement on Form F-1 (File Number: 333-217326)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, China Internet Nationwide Financial Services Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:00 a.m., Eastern Standard Time on May 22, 2017, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sichenzia Ross Ference Kesner LLP.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
China Internet Nationwide Financial Services Inc.

By:	/s/ Jianxin Lin
Name:	Jianxin Lin
Title:	Chief Executive Officer and Executive Chairman of the Board of Directors